FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MAR 0 2 2004

Deutsche Mortgage Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199476
Registrant CIK Number

Form 8-K, February 27, 2004, Series 2004-2

333-100675

Name of Person Filing the Document
(If Other than the Registrant)

04009687

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 27, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:________________________
Name: Michael Commaroto
Title: President

By:________________________
Name: Steve Katz
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Mortgage Securities, Inc.

$[271,405,000]

(Approximate, Certificates)

Mortgage Loan Trust
Series 2004-2

Deutsche Mortgage Securities, Inc.
(Depositor)

First National Bank of Nevada
GreenPoint Mortgage Funding, Inc.
(Originators)

Deutsche Bank

February 17, 2004

The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED February 17, 2004

Deutsche Mortgage Securities, Inc.
Mortgage Loan Trust, Series 2004-1
$[271,405,000] *(Approximate)*

Subject to a variance

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
A-1	93,411,000	Floating	0.90	03/04 – 11/05	0	actual/360	01/34	Aaa / AAA
A-2	28,400,000	Fixed	2.00	11/05 – 06/06	24	30/360	01/34	Aaa / AAA
A-3	48,719,000	Fixed	3.00	06/06 – 01/08	24	30/360	01/34	Aaa / AAA
A-4	35,735,000	Fixed	5.00	01/08 – 09/10	24	30/360	01/34	Aaa / AAA
A-5	23,878,000	Fixed	7.97	09/10 – 04/12	24	30/360	01/34	Aaa / AAA
A-6	27,236,000	Fixed	6.34	03/07 – 04/12	24	30/360	01/34	Aaa / AAA
A-IO[2]	Notional	PAC IO	0.80[3]	03/07 – 04/12	24	30/360	01/34	Aaa / AAA
M-1	7,217,000	Fixed	5.43	03/07 – 04/12	24	30/360	01/34	Aa2 / AA
M-2	4,766,000	Fixed	5.43	03/07 – 04/12	24	30/360	01/34	A2 / A
M-3	2,043,000	Fixed	5.43	03/07 – 04/12	24	30/360	01/34	Baa2 / BBB
TOTAL	**$271,405,000**							

** Represents the approximate aggregate certificate principal balance of the Certificates*
(1) to 10% Optional Termination
(2) Notional Amount
(3) Modified Duration

Pricing Speed	120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)

Transaction Overview

Offered Certificates:	☐ The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (together, the "Mezzanine Certificates" or the "Class M Certificates"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-IO Certificates will be equal to [ ]% for the first [ ] months, [ ]% for the next [ ]months and [ ]% thereafter. The pass-through rate on the Class A Certificates (other than the Class A-1 Certificates and the Class A-IO Certificates) and the Mezzanine Certificates will be equal to a fixed rate, subject to the Net WAC Pass-Through Rate. The pass-through rate on the Class A-1 Certificates will be equal to a floating rate, subject to the Net WAC Pass-Through Rate.

Transaction Overview (Cont.)

Collateral:
- As of the Cut-off Date, the mortgage loans will represent approximately 1,366 Alt-A fixed-rate loans totaling $272,358,220 (the "Mortgage Loans").

Class A Certificates:
- Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Certificates.

Class M Certificates:
- Class M-1, Class M-2 and Class M-3 Certificates.

Depositor:
- Deutsche Mortgage Securities, Inc. ("DMSI").

Originators:
- First National Bank of Nevada ("FNBN") will have originated approximately 51.83% of the aggregate principal balance of the Mortgage Loans.
- GreenPoint Mortgage Funding, Inc. ("GPT") will have originated approximately 46.62% of the aggregate principal balance of the Mortgage Loans.

Master Servicer:
- Wells Fargo Bank, National Association

Servicers:
- GMAC Mortgage Corporation ("GMACM") will service approximately 30.30% of the aggregate principal balance of the Mortgage Loans.
- GreenPoint Mortgage Funding, Inc. will service approximately 46.62% of the aggregate principal balance of the Mortgage Loans.
- M&T Mortgage Corp. ("M&T") will service approximately 22.73% of the aggregate principal balance of the Mortgage Loans.

Trustee:
- HSBC Bank USA ("HSBC")

Custodian:
- Wells Fargo Bank, National Association

Credit Risk Manager:
- The Murrayhill Company

Underwriter:
- Deutsche Bank Securities Inc.

Cut-off Date:
- February 1, 2004.

Expected Pricing:
- Week of February 16, 2004

Expected Closing Date:
- On or about February 27, 2004

Record Date:
- The Record Date for the Offered Certificates (other than the Class A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class A-1 Certificates will be the business day preceding the related Distribution Date.

Distribution Date:
- 25th day of each month (or the next business day if such day is not a business day) commencing in March 2004.

Determination Date:
- The Determination Date with respect to any Distribution Date is the 10th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period:
- The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period:
- The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.

Transaction Overview (Cont.)

Interest Accrual Period:

- Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The accrual period for the Class A-1 Certificates will be (a) as to the Distribution Date in March 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in March 2004, and (b) as to any Distribution Date after the Distribution Date in March 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest on the offered certificates, other than the Class A-1 Certificates, will be calculated on a 30/360 basis. Interest on the Class A-1 Certificates will be calculated on an actual/360 basis.

Interest Distribution Amount:

- For the Offered Certificates on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers Relief Act.

Interest Carry Forward Amount:

- The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.

Senior Interest Distribution Amount:

- For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate:

- With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the Servicers is calculated and (iii) the rate at which the fee payable to the Credit Risk Manager is calculated. The Administration Fee Rate is equal to approximately [ ]% as of the Cut-off Date.

Compensating Interest:

- Each Servicer will be required to cover Prepayment Interest Shortfalls in full for Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefore.
- The Master Servicer will be required to cover Prepayment Interest Shortfalls in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the Mortgage Loans serviced by such Servicers for the related distribution date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefore.

Prepayment Interest

- Interest shortfalls attributable to voluntary principal prepayments on the Mortgage

Shortfalls:	Loans.

Transaction Overview (Cont.)

Realized Losses:	☐ Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Net Mortgage Rate:	☐ For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Mortgage Insurance Policies:	☐ All of the Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.
Optional Termination:	☐ If the total outstanding balance of all the Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may purchase the Mortgage Loans remaining in the trust, but is not required to do so. If the Master Servicer elects to purchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.
Monthly Servicer Advances:	☐ The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, to the extent such amounts are deemed recoverable by the related Servicer. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	☐ Excess Interest ☐ Overcollateralization ("OC") ☐ Subordination
Required Overcollateralization Amount:	☐ Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the certificate principal balance of the Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. The Required Overcollateralization Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be approximately [0.35]% of the Cut-off Date principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.
Required Overcollateralization Percentage:	☐ For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Transaction Overview (Cont.)

Allocation of Losses:

- On each Distribution Date, Realized Losses on the Mortgage Loans will:
  1. first, reduce the Net Monthly Excess Cashflow;
  2. second, reduce the Overcollateralization Amount, until reduced to zero;
  3. third, reduce the certificate principal balance of the Class M-3 Certificates, until the certificate principal balance thereof has been reduced to zero;
  4. fourth, reduce the certificate principal balance of the Class M-2 Certificates, until the certificate principal balance thereof has been reduced to zero; and
  5. fifth, reduce the certificate principal balance of the Class M-1 Certificates, until the certificate principal balance thereof has been reduced to zero.
- There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.
- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Overcollateralization Increase Amount:

- An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount:

- An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.

Notional Amount:

- The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $38,691,700; from and including the 7th through the 18th Distribution Date $30,953,400; from and including the 19th through the 20th Distribution Date $23,215,000; from and including the 21st through the 23rd Distribution Date $15,476,700; on the 24th Distribution Date $10,833,700; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date:

- Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (the "Credit Enhancement Percentage" or "CE%")(calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately [11.00]%

Transaction Overview (Cont.)

Credit Enhancement Percentage:

- The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(Moody's / S&P)	Initial CE %
A	Aaa / AAA	[5.50]%
M-1	Aa2 /AA	[2.85]%
M-2	A2 / A	[1.10]%
M-3	Baa2 / BBB	[0.35]%

Net Monthly Excess Cashflow:

- For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Net WAC Pass-Through Rate:

- (A) for the March 2004 Distribution Date through the February 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs. In the case of the Class A-1 Certificates, the Net WAC Pass-Through Rate will be adjusted on an actual/360 basis.

Net WAC Rate Carryover Amount:

- If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class A-IO Certificates, and the Mezzanine Certificates is limited to the Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such Class A Certificates or Class M Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate had not been applicable to such certificates over (b) the amount of interest accrued on such classes at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the related pass-through rate for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Transaction Overview (Cont.)

Available Distribution Amount:

- For any Distribution Date, net of the fees and reimbursements payable to the Master Servicer, the Servicers, and the Credit Risk Manager, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date and (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period.

Class A-6 Lockout Distribution Amount:

- For any Distribution Date, the Class A-6 Lockout Distribution Percentage for that Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the certificate principal balance of the Class A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all of the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class A-6 Lockout Distribution Percentage:

- The Class A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
March 2004 to February 2007	0%
March 2007 to February 2009	45%
March 2009 to February 2010	80%
March 2010 to February 2011	100%
March 2011 and thereafter	300%

Senior Principal Distribution Amount:

- With respect to any Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the principal collected and advanced on the Mortgage Loans during the related Due Period plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.
- With respect to any Distribution Date on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately [ ]% and (B) the Required Overcollateralization Percentage.
- The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates, other than the Class A-IO Certificates, in the following order of priority:

1. To the Class A-6 Certificates, the Class A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof has been reduced to zero;
2. To the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates, sequentially, until the related certificate principal balance thereof has been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

- On and after the Stepdown Date (if no Trigger Event exists), the Mezzanine Certificates will be entitled to payments of principal in the following amounts and order of priority:

  1. To the Class M-1 Certificates, for any applicable Distribution Date, an amount (the "Class M-1 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [ ]% and (B) the Required Overcollateralization Percentage.

  2. To the Class M-2 Certificates, for any applicable Distribution Date, an amount (the "Class M-2 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [ ]% and (B) the Required Overcollateralization Percentage.

  3. To the Class M-3 Certificates, for any applicable Distribution Date, an amount (the "Class M-3 Principal Distribution Amount") equal to the lesser of (i) the remaining principal distribution amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Required Overcollateralization Percentage.

Transaction Overview (Cont.)

Class M Principal Distribution Amount: (continued)

- Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up:

- On the Distribution Date following the first possible optional termination date, the pass-through rates on the Class A-5, Class A-6, Class M-1, Class M-2 and Class M-3 Certificates will increase by [0.50]% per annum, subject to the related Net WAC Pass-Through Rate.

Trigger Event:

- If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

- The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) the Mortgage Loans that have been converted to REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [60]% of the Credit Enhancement Percentage of the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

- The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2007 to February 2008	[0.90]%
March 2008 to February 2009	[1.10]%
March 2009 to February 2010	[1.40]%
March 2010 to February 2011	[1.60]%
March 2011 and thereafter	[1.75]%

Transaction Overview (Cont.)

Payment Priority:	☐ On each Distribution Date, the Available Distribution Amount will be distributed as follows: 1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount, and then to pay interest to the Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount. 2. From the principal portion of the Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount". 3. From the principal portion of the Available Distribution Amount, to pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described in "Class M Principal Distribution Amount". 4. From excess interest, if any, to the Offered Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Offered Certificates to the extent necessary to maintain the Required Overcollateralization Amount. 5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates sequentially. 6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates, other than the Class A-IO Certificates, and the Mezzanine Certificates sequentially. 7. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.
ERISA:	☐ All of the Offered Certificates are expected to be ERISA-eligible.
SMMEA Eligibility:	☐ The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Taxation – REMIC:	☐ One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	☐ Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	☐ $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
A-1 (@par)	Yield (%)	1.253	1.253	1.253	1.253	1.253
	Avg Life	1.26	1.05	0.90	0.75	0.59
	Modified Duration	1.26	1.05	0.90	0.75	0.59
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Aug-06	Feb-06	Nov-05	Jul-05	Mar-05
A-2 (@par)	Yield (%)	2.907	2.891	2.875	2.852	2.812
	Avg Life	2.93	2.38	2.00	1.61	1.22
	Modified Duration	2.77	2.26	1.92	1.56	1.19
	First Payment Date	Aug-06	Feb-06	Nov-05	Jul-05	Mar-05
	Last Payment Date	Jul-07	Nov-06	Jun-06	Dec-05	Jul-05
A-3 (@par)	Yield (%)	3.630	3.615	3.601	3.578	3.541
	Avg Life	4.62	3.65	3.00	2.35	1.74
	Modified Duration	4.18	3.36	2.79	2.21	1.66
	First Payment Date	Jul-07	Nov-06	Jun-06	Dec-05	Jul-05
	Last Payment Date	Apr-10	Dec-08	Jan-08	Jan-07	Apr-06
A-4 (@par)	Yield (%)	4.802	4.789	4.775	4.753	4.711
	Avg Life	8.73	6.46	5.00	3.77	2.52
	Modified Duration	6.94	5.41	4.34	3.37	2.32
	First Payment Date	Apr-10	Dec-08	Jan-08	Jan-07	Apr-06
	Last Payment Date	Dec-15	Jul-13	Sep-10	Nov-08	Feb-07
A-5 (@par)	Yield (%)	5.612	5.605	5.596	5.580	5.547
	Avg Life	12.07	9.81	7.97	5.90	3.91
	Modified Duration	8.57	7.37	6.27	4.90	3.42
	First Payment Date	Dec-15	Jul-13	Sep-10	Nov-08	Feb-07
	Last Payment Date	Mar-16	Dec-13	Apr-12	Jul-10	Oct-08
A-6 (@par)	Yield (%)	4.603	4.600	4.597	4.591	4.577
	Avg Life	7.21	6.75	6.34	5.58	4.46
	Modified Duration	5.94	5.63	5.35	4.81	3.95
	First Payment Date	Mar-07	Mar-07	Mar-07	Apr-07	Jun-07
	Last Payment Date	Mar-16	Dec-13	Apr-12	Jul-10	Oct-08
M-1 (@par)	Yield (%)	5.020	5.010	5.000	4.986	4.970
	Avg Life	8.03	6.50	5.43	4.44	3.65
	Modified Duration	6.34	5.33	4.58	3.86	3.26
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Apr-07
	Last Payment Date	Mar-16	Dec-13	Apr-12	Jul-10	Oct-08
M-2 (@par)	Yield (%)	5.525	5.514	5.502	5.487	5.468
	Avg Life	8.03	6.50	5.43	4.42	3.59
	Modified Duration	6.20	5.23	4.51	3.79	3.17
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Mar-16	Dec-13	Apr-12	Jul-10	Oct-08
M-3 (@par)	Yield (%)	6.161	6.149	6.137	6.120	6.098
	Avg Life	8.03	6.50	5.43	4.42	3.57
	Modified Duration	6.03	5.11	4.42	3.73	3.11
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Mar-16	Dec-13	Apr-12	Jul-10	Oct-08

Sensitivity Table
To Maturity

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
A-1 (@par)	Yield (%)	1.253	1.253	1.253	1.253	1.253
	Avg Life	1.26	1.05	0.90	0.75	0.59
	Modified Duration	1.26	1.05	0.90	0.75	0.59
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Aug-06	Feb-06	Nov-05	Jul-05	Mar-05
A-2 (@par)	Yield (%)	2.907	2.891	2.875	2.852	2.812
	Avg Life	2.93	2.38	2.00	1.61	1.22
	Modified Duration	2.77	2.26	1.92	1.56	1.19
	First Payment Date	Aug-06	Feb-06	Nov-05	Jul-05	Mar-05
	Last Payment Date	Jul-07	Nov-06	Jun-06	Dec-05	Jul-05
A-3 (@par)	Yield (%)	3.630	3.615	3.601	3.578	3.541
	Avg Life	4.62	3.65	3.00	2.35	1.74
	Modified Duration	4.18	3.36	2.79	2.21	1.66
	First Payment Date	Jul-07	Nov-06	Jun-06	Dec-05	Jul-05
	Last Payment Date	Apr-10	Dec-08	Jan-08	Jan-07	Apr-06
A-4 (@par)	Yield (%)	4.802	4.789	4.775	4.753	4.711
	Avg Life	8.73	6.46	5.00	3.77	2.52
	Modified Duration	6.94	5.41	4.34	3.37	2.32
	First Payment Date	Apr-10	Dec-08	Jan-08	Jan-07	Apr-06
	Last Payment Date	Dec-15	Jul-13	Sep-10	Nov-08	Feb-07
A-5 (@par)	Yield (%)	5.697	5.701	5.701	5.675	5.553
	Avg Life	15.76	12.95	10.59	7.50	3.96
	Modified Duration	10.13	8.90	7.69	5.86	3.46
	First Payment Date	Dec-15	Jul-13	Sep-10	Nov-08	Feb-07
	Last Payment Date	Feb-29	Aug-25	Jun-22	Dec-18	Sep-09
A-6 (@par)	Yield (%)	4.605	4.604	4.608	4.637	4.696
	Avg Life	7.24	6.82	6.50	6.19	5.83
	Modified Duration	5.96	5.67	5.45	5.23	4.96
	First Payment Date	Mar-07	Mar-07	Mar-07	Apr-07	Jun-07
	Last Payment Date	Oct-28	May-25	Apr-22	Oct-18	Nov-14
M-1 (@par)	Yield (%)	5.052	5.048	5.042	5.033	5.015
	Avg Life	8.86	7.22	6.06	4.95	4.01
	Modified Duration	6.72	5.71	4.95	4.19	3.52
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Apr-07
	Last Payment Date	Apr-29	Oct-25	Aug-22	Dec-18	Dec-14
M-2 (@par)	Yield (%)	5.555	5.550	5.544	5.533	5.514
	Avg Life	8.86	7.22	6.06	4.93	3.95
	Modified Duration	6.56	5.59	4.86	4.11	3.42
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	May-29	Dec-25	Oct-22	Jan-19	Jan-15
M-3 (@par)	Yield (%)	6.190	6.184	6.177	6.165	6.144
	Avg Life	8.86	7.22	6.06	4.93	3.93
	Modified Duration	6.35	5.44	4.74	4.03	3.35
	First Payment Date	Jan-08	Apr-07	Mar-07	Mar-07	Mar-07
	Last Payment Date	Jun-29	Dec-25	Oct-22	Jan-19	Jan-15

Class A-IO Yield Table (To 10% Call)

Given : Price (%)		68% CPR	69% CPR	70% CPR	71% CPR	72% CPR
5.5864	Yield	3.000	3.000	1.339	1.339	-1.149

Net WAC Schedule (To 10% Call)

Period	Date	Net WAC Cap (%)	Period	Date	Net WAC Cap (%)
1	3/25/2004	6.30	50	4/25/2008	6.87
2	4/25/2004	6.29	51	5/25/2008	6.87
3	5/25/2004	6.29	52	6/25/2008	6.87
4	6/25/2004	6.28	53	7/25/2008	6.87
5	7/25/2004	6.27	54	8/25/2008	6.87
6	8/25/2004	6.26	55	9/25/2008	6.87
7	9/25/2004	6.37	56	10/25/2008	6.87
8	10/25/2004	6.36	57	11/25/2008	6.87
9	11/25/2004	6.35	58	12/25/2008	6.87
10	12/25/2004	6.34	59	1/25/2009	6.87
11	1/25/2005	6.32	60	2/25/2009	6.87
12	2/25/2005	6.31	61	3/25/2009	6.87
13	3/25/2005	6.42	62	4/25/2009	6.87
14	4/25/2005	6.41	63	5/25/2009	6.87
15	5/25/2005	6.40	64	6/25/2009	6.87
16	6/25/2005	6.39	65	7/25/2009	6.87
17	7/25/2005	6.50	66	8/25/2009	6.87
18	8/25/2005	6.49	67	9/25/2009	6.87
19	9/25/2005	6.48	68	10/25/2009	6.87
20	10/25/2005	6.60	69	11/25/2009	6.87
21	11/25/2005	6.60	70	12/25/2009	6.87
22	12/25/2005	6.59	71	1/25/2010	6.87
23	1/25/2006	6.59	72	2/25/2010	6.87
24	2/25/2006	6.67	73	3/25/2010	6.87
25	3/25/2006	6.87	74	4/25/2010	6.88
26	4/25/2006	6.87	75	5/25/2010	6.88
27	5/25/2006	6.87	76	6/25/2010	6.88
28	6/25/2006	6.87	77	7/25/2010	6.88
29	7/25/2006	6.87	78	8/25/2010	6.88
30	8/25/2006	6.87	79	9/25/2010	6.88
31	9/25/2006	6.87	80	10/25/2010	6.88
32	10/25/2006	6.87	81	11/25/2010	6.88
33	11/25/2006	6.87	82	12/25/2010	6.88
34	12/25/2006	6.87	83	1/25/2011	6.88
35	1/25/2007	6.87	84	2/25/2011	6.88
36	2/25/2007	6.87	85	3/25/2011	6.88
37	3/25/2007	6.87	86	4/25/2011	6.88
38	4/25/2007	6.87	87	5/25/2011	6.88
39	5/25/2007	6.87	88	6/25/2011	6.88
40	6/25/2007	6.87	89	7/25/2011	6.88
41	7/25/2007	6.87	90	8/25/2011	6.88
42	8/25/2007	6.87	91	9/25/2011	6.88
43	9/25/2007	6.87	92	10/25/2011	6.88
44	10/25/2007	6.87	93	11/25/2011	6.88
45	11/25/2007	6.87	94	12/25/2011	6.88
46	12/25/2007	6.87	95	1/25/2012	6.88
47	1/25/2008	6.87	96	2/25/2012	6.88
48	2/25/2008	6.87	97	3/25/2012	6.88
49	3/25/2008	6.87	98	4/25/2012	6.88

DESCRIPTION OF THE COLLATERAL

SUMMARY OF THE MORTGAGE LOANS

Number of Mortgage Loans:	1,366	W.A. Effective LTV:	68.94%
Aggregate Principal Balance:	$272,358,220	Range:	17.71% - 80.00%
Conforming Principal Balance:	$176,988,028	First Liens:	100.00%
Conforming Principal Balance Percent:	64.98%		
		Non-Balloon Loans:	93.70%
Average Principal Balance:	$199,384		
Range:	$27,934 - $941,885	W.A. FICO Score(1):	692
W.A. Coupon:	7.127%	Property Type:	
Range:	4.875% - 9.000%	Single Family Residence	59.20%
		2-4 Family	18.36%
W.A. Stated Remaining Term (months):	336	PUD	16.97%
Range:	170 - 358 months	Condo	5.48%
W.A. Seasoning: (months)	3	Occupancy Status:	
Latest Maturity Date:	December 1, 2033	Primary	83.76%
		Investment	14.92%
State Concentration (>5%):		Second Home	1.31%
New York	15.69%		
California	15.35%	Documentation Status:	
Florida	11.92%	Stated Documentation	57.44%
New Jersey	7.01%	No Documentation	34.61%
Illinois	5.71%	Full/Alt	7.94%
Interest Only Loans:	5.33%	W.A. Original Prepayment Penalty – Term:	44 months
		Loans with Prepay Penalties:	55.72%
W.A. Original LTV:	81.36%		
Range:	17.71% - 100.00%	Loans with Mortgage Insurance:	41.81%

(1) For loans that were scored

DESCRIPTION OF THE COLLATERAL

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	84	$15,592,854	5.73%
Fixed - 30 Year	1,113	225,072,335	82.64
Balloon - 15/30	103	17,171,821	6.30
Fixed - 30 Year - 10 Year IO	66	14,521,210	5.33
Total:	**1,366**	**$272,358,220**	**100.00%**

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	49	$2,007,288	0.73%
50,000.01 - 100,000.00	305	23,632,811	8.65
100,000.01 - 150,000.00	304	37,762,095	13.82
150,000.01 - 200,000.00	221	38,610,916	14.13
200,000.01 - 250,000.00	113	25,291,701	9.26
250,000.01 - 300,000.00	88	24,332,350	8.91
300,000.01 - 350,000.00	75	24,283,650	8.89
350,000.01 - 400,000.00	76	28,570,451	10.46
400,000.01 - 450,000.00	58	24,667,150	9.03
450,000.01 - 500,000.00	26	12,495,400	4.57
500,000.01 - 550,000.00	10	5,229,350	1.91
550,000.01 - 600,000.00	19	10,919,500	4.00
600,000.01 - 650,000.00	12	7,563,300	2.77
650,000.01 - 700,000.00	4	2,724,300	1.00
750,000.01 - 800,000.00	3	2,376,000	0.87
850,000.01 - 900,000.00	2	1,775,000	0.65
900,000.01 - 950,000.00	1	944,000	0.35
Total:	**1,366**	**$273,185,262**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	49	$1,996,613	0.73%
50,000.01 - 100,000.00	305	23,538,281	8.64
100,000.01 - 150,000.00	305	37,787,538	13.87
150,000.01 - 200,000.00	220	38,351,246	14.08
200,000.01 - 250,000.00	114	25,472,422	9.35
250,000.01 - 300,000.00	87	24,010,707	8.82
300,000.01 - 350,000.00	76	24,559,207	9.02
350,000.01 - 400,000.00	78	29,330,553	10.77
400,000.01 - 450,000.00	55	23,404,899	8.59
450,000.01 - 500,000.00	26	12,462,856	4.58
500,000.01 - 550,000.00	10	5,215,584	1.91
550,000.01 - 600,000.00	20	11,488,018	4.22
600,000.01 - 650,000.00	11	6,937,692	2.55
650,000.01 - 700,000.00	4	2,719,480	1.00
750,000.01 - 800,000.00	3	2,370,643	0.87
850,000.01 - 900,000.00	2	1,770,596	0.65
900,000.01 - 950,000.00	1	941,885	0.35
Total:	**1,366**	**$272,358,220**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	53	$9,409,255	3.45%
50.01 - 55.00	15	3,422,143	1.26
55.01 - 60.00	31	5,175,185	1.90
60.01 - 65.00	45	9,122,248	3.35
65.01 - 70.00	77	17,384,450	6.38
70.01 - 75.00	100	18,010,248	6.61
75.01 - 80.00	460	95,955,559	35.23
80.01 - 85.00	33	6,122,658	2.25
85.01 - 90.00	177	39,447,931	14.48
90.01 - 95.00	332	61,620,610	22.62
95.01 - 100.00	43	6,687,933	2.46
Total:	**1,366**	**$272,358,220**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	$623,703	0.23%
5.000 - 5.499	13	3,944,710	1.45
5.500 - 5.999	42	10,234,670	3.76
6.000 - 6.499	122	26,321,285	9.66
6.500 - 6.999	314	63,215,514	23.21
7.000 - 7.499	365	70,666,012	25.95
7.500 - 7.999	358	66,835,449	24.54
8.000 - 8.499	125	25,557,285	9.38
8.500 - 8.999	21	3,769,591	1.38
9.000 - 9.499	4	1,190,001	0.44
Total:	**1,366**	**$272,358,220**	**100.00%**

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	2	$130,903	0.05%
575 - 599	4	601,102	0.22
600 - 624	58	12,143,853	4.46
625 - 649	226	41,547,499	15.25
650 - 674	295	57,237,758	21.02
675 - 699	273	54,263,479	19.92
700 - 724	187	37,158,074	13.64
725 - 749	141	29,350,342	10.78
750 - 774	117	28,798,920	10.57
775 - 799	57	9,608,695	3.53
Greater than or equal to 800	6	1,517,595	0.56
Total:	**1,366**	**$272,358,220**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	142	$42,733,323	15.69%
California	135	41,798,877	15.35
Florida	223	32,477,346	11.92
New Jersey	72	19,103,266	7.01
Illinois	79	15,564,677	5.71
Arizona	78	12,768,182	4.69
Texas	95	9,613,752	3.53
Connecticut	35	8,753,366	3.21
Nevada	35	7,757,264	2.85
Massachusetts	25	7,573,884	2.78
Oregon	36	6,880,999	2.53
Georgia	32	6,717,631	2.47
Maryland	26	6,289,388	2.31
Virginia	31	6,230,659	2.29
Washington	23	5,534,509	2.03
Colorado	24	5,408,414	1.99
Pennsylvania	40	5,149,101	1.89
Ohio	43	4,121,271	1.51
North Carolina	26	4,120,544	1.51
South Carolina	24	2,871,193	1.05
Tennessee	21	2,840,521	1.04
Utah	15	2,091,187	0.77
Minnesota	8	2,073,126	0.76
Michigan	18	2,036,260	0.75
Rhode Island	8	1,850,715	0.68
Indiana	14	1,468,995	0.54
Idaho	10	1,331,194	0.49
New Hampshire	5	1,014,539	0.37
District of Columbia	4	964,289	0.35
Wyoming	4	897,915	0.33
Wisconsin	8	760,700	0.28
Louisiana	5	685,510	0.25
Montana	2	616,638	0.23
Oklahoma	7	587,774	0.22
New Mexico	3	521,519	0.19
Delaware	2	349,362	0.13
Kansas	2	232,260	0.09
Missouri	2	210,911	0.08
Iowa	2	156,000	0.06
Mississippi	1	105,742	0.04
Kentucky	1	95,414	0.04
Total:	**1,366**	**$272,358,220**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,044	$228,138,291	83.76%
Investment	300	40,647,892	14.92
Second Home	22	3,572,037	1.31
Total:	**1,366**	**$272,358,220**	**100.00%**

Documentation Type of the Mortgage Loans

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	709	$156,455,937	57.44%
No Documentation	512	94,265,264	34.61
Full/Alt	145	21,637,019	7.94
Total:	**1,366**	**$272,358,220**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	834	$163,739,730	60.12%
Refinance - Cashout	377	77,570,205	28.48
Refinance - Rate Term	155	31,048,286	11.40
Total:	**1,366**	**$272,358,220**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	815	$161,224,562	59.20%
2-4 Family	220	49,996,445	18.36
PUD	238	46,211,037	16.97
Condo	93	14,926,177	5.48
Total:	**1,366**	**$272,358,220**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	479	$120,600,911	44.28%
12	155	30,767,971	11.30
24	51	9,059,856	3.33
30	2	954,235	0.35
36	160	27,883,646	10.24
60	519	83,091,601	30.51
Total:	**1,366**	**$272,358,220**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading

Aamer Abdullah	212-250-2669
Steven Katz	212-250-3116
Mark Ginsberg	212-250-2669

MBS Banking

Ted Hsueh	212-250-6997
Renee McGrail	212-250-3097

MBS Structuring

David Haynie	212-250-4519
Rebekah Berry	212-250-0795